Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                              September 11, 2000



FOR IMMEDIATE RELEASE
---------------------

                                 [VIVENDI Logo]



                        VIVENDI FILES FORM 20-F WITH SEC
                    IN ANTICIPATION OF US LISTING ON THE NYSE

      ADSS ARE TO BE LISTED FOR TRADING ON NYSE STARTING SEPTEMBER 12, 2000

               LISTING REPRESENTS IMPORTANT MILESTONE FOR PROPOSED
                         MERGER WITH SEAGRAM AND CANAL+




PARIS, FRANCE, SEPTEMBER 11, 2000 - Vivendi (Paris Bourse: EX.FP) announced today that it has filed its registration statement on Form 20-F with the Securities and Exchange Commission (SEC) in connection with the listing of its American depositary shares on the New York Stock Exchange (NYSE). The NYSE has approved the Company's listing application and trading is expected to begin on September 12, 2000 under the ticker symbol `V'.

Vivendi is one of Europe's leading media and telecommunications companies, providing a broad range of communications, entertainment and educational services, including fixed line and mobile telephony, Internet services, film production and publishing. The Company is also a leading global provider of environmental management services.

The filing includes a required reconciliation of the Company's accounts published under French generally accepted accounting principles ("French GAAP") to United States generally accepted accounting principles ("US GAAP").

"Receiving approval to list our shares on the NYSE has been a major priority for Vivendi. Vivendi shares will now be broadly available for trading by US investors," said Vivendi chairman and chief executive officer Jean-Marie Messier. "In addition, with the filing of our Form 20-F with the SEC, Vivendi is now in a position to regularly provide the financial community with a reconciliation of its accounts under US GAAP. While this reconciliation to US accounting will register a difference in net income mostly due to differences in goodwill amortization, applying these same principles, Vivendi's overall shareholder equity value is also significantly greater, coming to 16,954 million Euros on December 31, 1999, as compared to French GAAP shareholder's equity of 10,892 million Euros. The recurring impact of the reconciliation of the Company's net income to US GAAP is expected to be less than 100 million Euros pre-goodwill in 2001 and beyond."

Messier added that "the timely filing of this document also represents one of several important steps toward the completion of our merger with Seagram and Canal+, in order to create Vivendi Universal."

The following is a brief discussion of the major items affected by the reconciliation to US GAAP.

EXCEPTIONAL AND RECURRING ITEMS

The reconciliation contained in the Company's Form 20-F shows the difference between its net income under French GAAP and its net income under US GAAP. The difference between the two numbers in 1999 is attributable primarily to a number of one-time adjustments which Vivendi views as exceptional (i.e. items with a significant one-time impact).

DESCRIPTION OF RECURRING ITEMS

On a recurring basis, the differences between French GAAP figures and US GAAP figures are expected to consist principally of the following:

     o Intangible assets - the amortization of certain types of start-up and advertising costs and of some trademarks is required under US GAAP; under French GAAP such costs are not amortised;
     o Stock-based compensation - under French GAAP, the issuance of shares upon exercise of options and the sale of shares to employees through qualified employee stock purchase plans are recorded as increases in share capital. Under US GAAP, qualified employee stock purchase plans are considered compensatory if the discount of the strike price of the options to the prevailing market price (or of the price of the shares sold to employees to the prevailing market price) is in excess of 15%. After 2000, Vivendi intends to ensure that its plans will not be considered compensatory under US GAAP;
     o Miscellaneous items - including accounting treatment of derivative financial instruments and public service, leasing and construction contracts;
     o Goodwill - additional goodwill arises under US GAAP from (i) the recording at fair value of assets and liabilities of an acquired company (whereas under French GAAP such assets and liabilities are carried at historical cost under certain conditions that have been met) and (ii) the recording of goodwill as an asset (whereas under French GAAP goodwill may be recorded as a reduction of shareholders' equity if the acquisition has been paid for with equity securities).

Vivendi anticipates the following estimated negative impact (except as noted) of such recurring items (in millions of Euros):

                                        FULL-YEAR IMPACT
                                        2001 AND BEYOND        1999        2000
      -------------------------------------------------------------------------
      Intangible assets                      100                85          100
      Stock-based compensation                 0                95          100
      Miscellaneous                          <20               <20          <20
      Positive tax impact of the above items (35)              (35)         (35)
      -------------------------------------------------------------------------
      TOTAL PRE-GOODWILL                      85               165          185

The post-tax effect of the amortization of additional goodwill on Vivendi's net income is estimated to be approximately 355 million Euros annually in 2000 and beyond.

The impact of new accounting rules that were not applicable in 1999 has not been reflected in this discussion. The consolidation scope envisaged is that of the Company at year end 1999.



ABOUT VIVENDI

Vivendi is one of Europe's leading telecommunications and media companies, providing a broad range of communications, entertainment and educational services, including fixed line and mobile telecommunications, Internet services, film production and publishing. The company is also a leading global provider of environmental management services. Headquartered in Paris, Vivendi operates in over 100 countries with 260,000 employees. Vivendi's communications activities are in telecommunications (e.g., SFR mobile telephony and "7" fixed line telephony); Internet (e.g. Vizzavi, a multi access portal with a large European customer base) and VivendiNet (Internet aggregation); publishing and multimedia (through Havas and Havas Interactive), and audiovisual activities with a 49% stake in Canal+. For additional information the Company's website can be accessed at: www.vivendi.com.



IMPORTANT DISCLAIMER

All figures in this press release have been rounded up. Readers should refer to our Form 20-F filed with the SEC on September 11, 2000 for a detailed description of the Company, its businesses and the audited accounts.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Sector Securities Litigation Reform Act of 1995. These statements are based on management's current expectation or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Vivendi's, Canal+'s and Seagram's businesses will not be integrated successfully; that Vivendi's, Canal+'s or Seagram's shareholders will not approve the merger; that Vivendi Universal will be unable to identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that such competition will adversely affect pricing, spending, third-party relationships and/or revenue; that Vivendi Universal will be unable to obtain or retain necessary licenses, permits and approvals; that demand for Vivendi Universal's integrated communications and environmental services will be less than it expects; that accounting changes will affect Vivendi Universal's reported results of operations; that Vivendi Universal will have difficulty enforcing its intellectual property rights; and the other risks described in the Form 20-F and the joint proxy statement/prospectus (when it becomes available) regarding the business combination transaction referenced in this press release. Many of the factors that will determine Vivendi's future results are beyond its ability to control or predict. You should not place undue reliance on the forward-looking statements as they reflect management's views only as of the date of this press release. Neither Vivendi, Canal+ nor Seagram undertakes any obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and security holders are urged to read the Form 20-F and the joint proxy statement/prospectus (when it becomes available) because they contain important information.

The Form 20-F has been, and the joint proxy statement/prospectus will be, filed with the SEC. Investors and securities holders may obtain a free copy of either document and other documents filed by Vivendi and Seagram with the SEC at the SEC's web site located at www.sec.gov. Documents may also be obtained for free from Vivendi, Canal+ and Seagram, as applicable. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction and filed with the Commission by each of Vivendi, and Seagram on June 20, 2000.


                                            ###




VIVENDI CONTACT INFORMATION:
----------------------------

PARIS:                              NEW YORK:

Media Relations                     The Abernathy MacGregor Group
---------------                     Andrew Merrill or David Pitts
Antoine LeFort                      212.371.5999
011.33.1.71.71.11.80
Alain Delrieu
011.33.1.71.71.10.86

Investor Relations
------------------
Bruno Bernard
011.33.1.71.71.19.44